Exhibit 16.1

Tel: 312-856-9100 Fax: 312-856-1379 www.bdo.com	330 N Wabash, Suite 3200 Chicago, IL 60611

April 26, 2013

Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 22, 2013, to be filed by our former client, Streamline Health Solutions, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,